KPMG LLP KPMG Tower 2200, 240 4th Avenue SW Calgary AB T2P 4H4 Canada Tel 403 691 8000 Fax 403 691 8008 KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP. November 10, 2026 To: Alberta Securities Commission British Columbia Securities Commission Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission Ontario Securities Commission Autorité des marchés financiers Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission Office of the Superintendent of Securities, Service Newfoundland and Labrador Office of the Superintendent of Securities, Consumer, Corporate and Insurance Services Division, Office of the Attorney General (Prince Edward Island) Office of the Superintendent of Securities, Department of Justice, Government of the Northwest Territories Office of the Yukon Superintendent of Securities, Community Services, Yukon Government Nunavut Securities Office, Department of Justice, Government of Nunavut Re: Notice of Change of Auditors of South Bow Corporation We have read the Notice of South Bow Corporation dated November 9, 2026, and are in agreement with the statements contained in such Notice. Yours very truly, Chartered Professional Accountants Exhibit 99.2